Exhibit 99.11

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2010, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Form S-8”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of, the following report(s) in the 40-F, the AIF, the MD&A and Form S-8:

(1)

Technical Report titled "NI 43-101 Technical Report Resources And Reserves Update, Ying District Silver-Lead-Zinc Project, Henan Province, People’s Republic of China" prepared for Silvercorp Metal Inc. and dated February 26, 2010

(2)	Technical Report titled "NI 43-101 Technical Report Resource Update on the Silvertip Property, Northern British Columbia, Canada" prepared for Silvercorp Metal Inc. and effective February 19, 2010

/s/ Wenchang Ni
Wenchang Ni, P. Eng.
June 23, 2010